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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Polar Molecular Holding Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

731019105

(CUSIP Number)

Mark L. Nelson

4600 South Ulster Street, Suite 940

Denver, Colorado 80237

(303) 221-1908

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731019105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard J. Socia

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,560,180 8. Shared Voting Power 1,560,180 9. Sole Dispositive Power 1,560,180 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Debbi J. Socia

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8,358 8. Shared Voting Power 8,358 9. Sole Dispositive Power 8,358 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). A. Richard & Ramona Nelson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,423,397 8. Shared Voting Power 3,423,397 9. Sole Dispositive Power 3,423,397 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert J. MacKenzie

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 354,544 8. Shared Voting Power 354,544 9. Sole Dispositive Power 354,544 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lisa Stimmel

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 17,409 8. Shared Voting Power 17,409 9. Sole Dispositive Power 17,409 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dolores Coy-DeJongh

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 298,231 8. Shared Voting Power 298,231 9. Sole Dispositive Power 298,231 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mary Ann Foust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 57,584 8. Shared Voting Power 57,584 9. Sole Dispositive Power 57,584 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Mark L. Nelson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,369,292 8. Shared Voting Power 5,369,292 9. Sole Dispositive Power 5,369,292 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Jeffrey Socia

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,627 8. Shared Voting Power 5,627 9. Sole Dispositive Power 5,627 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Walter Fay

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,338,842 8. Shared Voting Power 2,338,842 9. Sole Dispositive Power 2,338,842 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Peter Nelson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,044,615 8. Shared Voting Power 1,044,615 9. Sole Dispositive Power 1,044,615 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Joan Nelson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,044,615 8. Shared Voting Power 1,044,615 9. Sole Dispositive Power 1,044,615 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Otis L. Nelson, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,460,354 8. Shared Voting Power 1,460,354 9. Sole Dispositive Power 1,460,354 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Craig J. Socia

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 28,205 8. Shared Voting Power 28,205 9. Sole Dispositive Power 28,205 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Lockhart Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 380,502 8. Shared Voting Power 380,502 9. Sole Dispositive Power 380,502 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Halso, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 19,586 8. Shared Voting Power 19,586 9. Sole Dispositive Power 19,586 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) CO

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Matthew Socia

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,709 8. Shared Voting Power 1,709 9. Sole Dispositive Power 1,709 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). James D. Socia

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 26,115 8. Shared Voting Power 26,115 9. Sole Dispositive Power 26,115 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No.731019015

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Charles T. Eisenstein

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only 00

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 733,845 8. Shared Voting Power 733,845 9. Sole Dispositive Power 733,845 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). R Dennis Cull

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 522 8. Shared Voting Power 522 9. Sole Dispositive Power 522 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Diane Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,526 8. Shared Voting Power 3,526 9. Sole Dispositive Power 3,526 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Thomas J. Berthel

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 94,015 8. Shared Voting Power 94,015 9. Sole Dispositive Power 94,015 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Ronald Brendengen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 58,760 8. Shared Voting Power 58,760 9. Sole Dispositive Power 58,760 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Julie Driscoll

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,526 8. Shared Voting Power 3,526 9. Sole Dispositive Power 3,526 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Leslie D. Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 16,453 8. Shared Voting Power 16,453 9. Sole Dispositive Power 16,453 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Dwight E. Wheelan

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 11,752 8. Shared Voting Power 11,752 9. Sole Dispositive Power 11,752 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Lorraine M. Russell Trust, Richard E. Russell Trustee

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 23,504 8. Shared Voting Power 23,504 9. Sole Dispositive Power 23,504 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) OO

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). David Paul Otis Nelson Trust, Joan Nelson, Trustee

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,089,233 8. Shared Voting Power 2,089,233 9. Sole Dispositive Power 2,089,233 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). David & Diane Przygocki

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,223 8. Shared Voting Power 5,223 9. Sole Dispositive Power 5,223 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

CUSIP No. 731019015

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Alan & Beverly Schafer

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 13,059 8. Shared Voting Power 13,059 9. Sole Dispositive Power 13,059 10. Shared Dispositive Power 39,440,520*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,660,331*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.8%*

14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person executed one of a series of Lock-Up Agreements by and among Polar Molecular Corporation and the stockholders named in this Schedule 13D, which Lock-Up Agreements restrict the disposition of certain shares of Polar Molecular Holding Corporation common stock. By virtue of executing the Lock-Up Agreement, the Reporting Person may be deemed to be a member of a Section 13(d) group that is a 10% owner of Polar Molecular Holding Corporation’s outstanding common stock. The Reporting Person disclaims membership in any group with respect to the Lock-Up Agreements.

Item 1.	Security and Issuer

The securities in this Schedule 13D relate to the common stock, par value $0.01 per share (the “Common Stock”), of Polar Molecular Holding Corporation, a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 4600 South Ulster Street, Suite 940 Denver, Colorado 80237.

Item 2.	Identity and Background

(a)	Mark L. Nelson is filing this report on behalf of each of the Reporting Persons referred to on the respective cover pages of this Schedule 13D.

(b)	The address of each of the Reporting Persons is c/o Polar Molecular Corporation, 4600 South Ulster Street, Denver, CO 80237.

(c)	Mr. Nelson is the President, Chief Executive Officer and Chairman of the Board of Directors of the Company. The other Reporting Persons include current and former directors, officers and employees of Polar Molecular Corporation, the predecessor of the Company, and historic stockholders of Polar that are private investors. The Company develops and markets fuel additives. Reference to the address is in Item 1 of this Schedule 13D.

(d)-(e)	None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization of each Reporting Person is set forth on the respective cover page for such Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

The terms and conditions of that certain Agreement and Plan of Merger, dated as of December 19, 2001, as amended, (the “Merger Agreement”), by and among Polar Molecular Corporation, a Delaware corporation (“Polar”), Murdock Communications Corporation, an Iowa corporation (“Murdock”), and MCC Merger Sub, a Delaware corporation (“MCC”), require that, certain holders of Polar common stock enter into Lock-Up Agreements restricting the transfer or disposition of the shares of the Company’s common stock issued to them in the merger. This Schedule 13D relates to the common stock owned by the holders of the Company who were holders of Polar common stock before the merger was consummated on July 14, 2003, and covers 45.8% of the Company’s outstanding common stock.

Item 4.	Purpose of Transaction

The Lock-up Agreements were entered into in connection with the Merger Agreement. The purpose of entering into the Lock-up Agreements was to help meet a condition set forth in the Merger Agreement.

Except as set forth above, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in paragraphs (a)-(j) of Item 4 of Schedule D. Each of the Reporting Persons disclaims membership in any group with respect to the Lock-up Agreements and disclaims beneficial ownership of any shares of stock held by any of the other parties to the Lock-Up Agreements. The filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of any such shares or that such Reporting Person and any of the other Reporting Persons constitute such a group. Each Reporting Person is not responsible for the accuracy of any information filed in this Schedule 13D relating to any Reporting Person other than itself and its related persons or entities.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Persons, in the aggregate, are the beneficial owners, in the aggregate, of forty million, six hundred and sixty thousand, and three hundred and thirty one (40,660,331) shares of common stock, which represents 45.8% of the Common Stock of the Company outstanding as of the date hereof.

(b)	Except for certain persons covered by a Voting Agreement dated as of July 12, 2003, each Reporting Person possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposal of the number of shares referred to on the respective cover page for such Reporting

(c)	Person.

Each Reporting Person possesses the aggregate power to vote or direct the vote of the number of shares as set forth on the respective cover page for such Reporting Person. Each Reporting Person possesses in the aggregate the shared power to dispose of or to direct the disposal of, thirty nine million, four hundred and forty thousand, and five hundred and twenty (39,440,520) shares of common stock.

(d)	As described in Items 3 and 4 of this Schedule 13D, each Reporting Person entered into a Lock-up Agreement pursuant to the terms and conditions of the Merger Agreement. The Lock-Up Agreements restrict the transfer or disposition of, thirty nine million, four hundred and forty thousand, and five hundred and twenty (39,440,520) shares of common stock representing approximately 44.4% of the Company’s outstanding common stock, until January 14, 2004, twenty six million, two hundred and ninety three thousand, and six hundred and eighty one (26,293,681) shares representing approximately 29.6% of the Company’s outstanding common stock until April 14, 2004, and thirteen million, one hundred and forty six thousand, and eight hundred and thirty nine (13,146,839) shares representing approximately 14.8% of the Company’s outstanding common stock until July 14, 2004.

(e)	Not applicable

(f)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each Reporting Person is a party to the Lock-up Agreement contemplated by the Merger Agreement.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated December 19, 2001, as amended, by and among the Company, Polar and Murdock.*

2.	Form of Lock-up Agreement.*

3.	Joint Filing Agreement dated as of July 24, 2003.

* Filed as an exhibit to Murdock Communication Corporation’s Registration Statement on Form S-4 (File No. 333-103167) and incorporated by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2003		/s/ RICHARD J. SOCIA
	Name:	Richard J. Socia
Title:

/s/ DEBBI J. SOCIA
	Name:	Debbi J. Socia
Title:

/s/ A. RICHARD NELSON and RAMONA NELSON
	Name:	A. Richard Nelson and Ramona Nelson
	Title:	Director

/s/ ROBERT J. MACKENZIE
	Name:	Robert J. Mackenzie
	Title:	Director

/s/ LISA J. STIMMEL
	Name:	Dr. Lisa J. Stimmel
	Title:	Stockholder

/s/ DOLORES COY-DEJONGH
	Name:	Dolores Coy-DeJongh
	Title:	V.P. and Director of Marketing

/s/ MARY ANN FOUST
	Name:	Mary Ann Foust
	Title:	V.P. and Dir. Admin. and Finance

/s/ MARK L. NELSON
Name:	Mark L. Nelson
Title:

/s/ JEFFERY M. SOCIA
Name:	Jeffery M. Socia
Title:

/s/ WALTER A. FAY
Name:	Walter A. Fay
Title:

/s/ PETER NELSON
Name:	Peter Nelson
Title:

/s/ JOAN NELSON
Name:	Joan Nelson
Title:

/s/ OTIS L. NELSON JR.
Name:	Otis L. Nelson Jr.
Title:

/s/ CRAIG J. SOCIA
Name:	Craig J. Socia
Title:

LOCKHART HOLDINGS, INC.

By:	/s/ THOMAS J. GILLESPIE, JR.
Name:	Thomas J. Gillespie, Jr.
Title:	President

LORRAINE M. RUSSELL TRUST

By:	/s/ RICHARD B. RUSSELL, TRUSTEE
Name:	Richard B. Russell
Title:	Trustee

DAVID PAUL OTIS NELSON TRUST

By:	/s/ JOAN NELSON, TRUSTEE
Name:	Joan Nelson
Title:	Trustee

HALSO, INC.

By:	/s/ RICHARD J. SOCIA
Name:	Richard J. Socia
Title:	President

/s/ MATTHEW SOCIA
Name:	Matthew Socia
Title:

/s/ JAMES D. SOCIA
Name:	James D. Socia
Title:

/s/ CHARLES T. EISENSTEIN
Name:	Charles T. Eisenstein
Title:	Exec. VP, COO

/s/ R. DENNIS CULL
Name:	R. Dennis Cull
Title:

/s/ DIANE ANDERSON
Name:	Diane Anderson
Title:

/s/ THOMAS J. BERTHEL
Name:	Thomas J. Berthel
Title:

/s/ RONALD O. BREDENGEN
Name:	Ronald O. Bredengen
Title:

/s/ JULIE K. DRISCOLL
Name:	Julie K. Driscoll
Title:

/s/ LESLIE D. SMITH
Name:	Leslie D. Smith
Title:

/s/ DWIGHT E. WHEELAN
Name:	Dwight E. Wheelan
Title:

/s/ ALAN R. SCHAFER AND BEVERLY R. SCHAFER
Name:	Alan R. Schafer and Beverly R. Schafer
Title:

/s/ DAVID PRZYGOCKI AND DIANE PRZYGOCKI
Name:	David Przygocki and Diane Przygocki
Title:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)